Mail Stop 4561

July 9, 2009

Paul J. Travers, CEO
Vuzix Corporation
75 Town Centre Drive
Rochester, NY 14623

     Re: Vuzix Corporation
                 Registration Statement on Form S-1
                 Filed July 2, 2009
                 File No. 333-160417

Dear Mr. Travers:

This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments other than the one provided below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Independent Auditors' Report, page F-3

1.   Please file an audit opinion which appropriately references the standards of the Public Company Accounting Oversight Board (United States). Refer to SEC Release 34-49528.

*   *   *   *   *

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiency or a request for withdrawal of the filing. Upon receipt of a response to our comment above and an amended registration statement, we will review the registration statement and may have additional comments at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (585) 238-9022
        Robert F. Mechur, Esq.
        Boylan, Brown, Code, Vigdor & Wilson, LLP